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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of May 23, 2000


                                 CERTICOM CORP.
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                (Translation of Registrant's Name Into English)



            5520 Explorer Drive, Mississauga, Ontario L4W 5L1 Canada
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                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  Form 20-F                      Form 40-F   X
                            -----                          -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                         Yes                        No   X
                             -----                     -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):            .)
                                              -----------


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                         CERTICOM CORP.
                                                 ------------------------------
                                                          (Registrant)



Date: May 23, 2000                            By:  /s/ Richard D. Brounstein
                                                 ------------------------------
                                                          (Signature)

                                      [Insert name and title of signing officer]











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                Give us your message. We'll give you the world.


CERTICOM CORP.                                                   [CERTICOM LOGO]

Canadian Quotes from Telenium
CIC. (TSE)
Other symbols
CERT (NASDAQ)


    Attention Business/Technology Editors:
    Certicom PKS 2000 to Highlight Trends and Issues of the Mobile and Wireless E-Business Revolution

    Motorola, 724 Solutions, First Data Corp., GoAmerica, PKI Forum, Radicchio Sponsor Leading Industry Event Focused on Wireless Security Technology at the San Jose Fairmont, September 19-21, 2000

    HAYWARD, CA, May 23 /CNW/ - Certicom (Nasdaq: CERT and TSE: CIC), a leading provider of mobile and wireless security, today announced a strong roster of speakers and sessions for Certicom PKS 2000, a conference designed to advance wireless security innovation and technologies for today's mobile e- business security professionals. The Certicom PKS 2000 conference, to be held September 19-21, 2000 at the Fairmont Hotel in San Jose, CA., attracts technology professionals including developers, security architects, and business leaders seeking education and information on solutions and technology that are enabling mobile computing, communication and commerce. Sponsors of the premier event are industry leaders in the mobile computing and financial industries including Motorola, 724 Solutions, Cloakware, CryptoMathic, First Data Corp., GoAmerica, Mytec Technologies, the PKI Forum, Radicchio and Spyrus.

    "Motorola has been a proud sponsor of Certicom PKS conferences for the last three years," said Walt Davis, senior vice president, Digital DNA Systems Architecture Laboratory of Motorola. "Motorola is very pleased to see that Certicom PKS 2000 is focused on the mobile revolution and its impact on the way that secure electronic commerce is and continues to be conducted."

    The Year 2000: Defining the Mobile & Wireless Revolution

    As predicted by various industry analysts, the rapid growth in deployment of wireless devices is transforming the way people communicate and conduct business. According to IDC, 55.7 million Internet appliances will ship in 2002, with wireless applications representing nearly 1/3 of that number. In addition, Forrester Research predicts that there will be over 9.3 million online traders by 2001, many of which will be executing transactions from wireless and handheld devices.

    Certicom PKS 2000 will address the issues that impact the wireless revolution with technical presentations, technology demonstrations, and group discussions about the new business challenges arising from the convergence of mobile voice communications, remote data access and the Internet. Speakers including Geoffrey A. Moore, acclaimed author, founder and president of The Chasm Group, Janet Boudris, strategic marketing senior vice president of

BellSouth Wireless Data, Dr. Simon Singh, highly respected author of Fermat's Last Theorem and The Code Book, Dr. Mike Walker, Chief Scientist, Vodafone/Air Touch and Dr. Scott Vanstone, professor and department head at the leading cryptographic educational institute, the University of Waterloo, as well as founder and chief cryptographer at Certicom, will discuss the emerging standards and protocols driving the next generation of mobile data systems and services.

    "In this 21st century, people will securely access information and conduct e-business at any time, anywhere, and on a variety of mobile devices," said Geoffrey A. Moore, founder and president of The Chasm Group. "I am pleased to be part of Certicom PKS2000 and to address many of the issues that will drive the market to keep pace with this phenomenal demand for information in this wireless world."

    About PKS 2000

    For the first time since its inception in 1995, Certicom PKS 2000 will be held in San Jose, CA, the capital of Silicon Valley. The three-day international conference will cover the most critical mobile e-business issues including implementing the public-key technologies that effectively secure electronic commerce, networking and wireless applications. PKS 2000 will feature parallel sessions in the following areas: applications such as financial, healthcare, government, transportation, and postal; Internet appliances; smart cards; biometrics; ecash/micropayments; public key accelerators; wireless and security standards; regulatory issues, PKIs; security; and cryptography. Sessions will cover the latest advancements and applications in the industry, allowing security architects and senior development professionals to gain the knowledge needed to keep pace with technology leaders while maximizing the security, performance and cost- effectiveness of their applications. Business leaders, senior management and product managers will be introduced to advanced tools and solutions that will help them differentiate their products and services.

    "Wireless e-commerce is set to explode across the marketplace in 2000 and a key factor in the success of the many applications that will be introduced this year is ensuring for end-users that their mobile communications are secure," said Janet Boudris, Senior Vice President, Strategic Marketing, for BellSouth Wireless Data, who is scheduled to speak at Certicom PKS 2000. "Certicom PKS 2000 will provide a compelling forum to exchange ideas and information on secure wireless e-business and BellSouth Wireless Data is pleased to be a part of it."

    Due to its leadership and industry expertise in wireless and mobile security solutions, Certicom continues to host the PKS Conference Series. Certicom's implementation of Elliptic Curve Cryptography (ECC) technology provides a more efficient alternative to conventional public key cryptographic algorithms in many mobile and wireless environments, allowing for faster processing speed, reduced bandwidth usage and decreased battery requirements. As a result, Certicom's technology and expertise is helping to enable the new generation of handheld internet information appliances.

    "We believe that mobile e-business solutions leveraging Certicom technologies are impacting all parts of the wireless market and the enterprise," said Rick Dalmazzi, president and CEO of Certicom. "Our position as a leader in the mobile e-business security marketplace gives us the responsibility to help drive the security industry forward, and presenting Certicom PKS 2000 in Silicon Valley raises the awareness and understanding of the unique needs for effective wireless security while providing the perfect venue for the industry's brightest and most brilliant thinkers."

    For more information about Certicom PKS 2000, including how to register, conference sponsorship, speaking opportunities and vendor exhibiting, please visit www.certicom.com/PKS2000 or send an e-mail to pks2000@certicom.com.

    About Certicom

    Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m- commerce. Major computing and communications companies such as Palm Inc.,

BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

Certicom is a registered trademark of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders. %SEDAR: 00003865E


                                      -30-


For further information:  please contact: Lorraine Kauffman, Public
Relations, Certicom Corp., (510) 780-5417, lkauffma@certicom.com;
Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050, x15, jessica@lcomm.com

CERTICOM CORP. has 122 releases in this database.



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